[Digital Recorders, Inc. Letterhead]

April 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Digital Recorders, Inc. Registration Statement on Form S-1 File No. 333-121834

Ladies and Gentlemen:

Digital Recorders, Inc. hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (No. 333-121834) to 4:30 p.m. Eastern Daylight Time on Monday, April 18, 2005, or as soon thereafter as is practicable.

Very truly yours,
/s/ David N. Pilotte
David N. Pilotte
Chief Financial Officer